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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

TCSI Corporation
(Name of Subject Company)

TCSI Corporation
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

87233R106
(CUSIP Number of Class of Securities)

Kenneth E. Elmer
President, Chief Executive Officer and
Chief Financial Officer
1080 Marina Village Parkway
Alameda, California 94501
(510) 749-8500
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

Copy to:
Robert S. Townsend, Esq.
Russell J. Wood, Esq.
Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105
(415) 268-7000

/
/    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

  Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is TCSI Corporation, a Nevada corporation ("TCSI" or the "Company"). The address of the principal executive offices of TCSI is 1080 Marina Village Parkway, Alameda, California 94501; telephone number: (510) 749-8500.

  Securities

        The title of the classes of equity securities to which this Schedule 14D-9 relates is the TCSI common stock, par value $0.10 per share (the "Common Stock" or the "Shares"). As of November 18, 2002, there were 20,555,248 shares of Common Stock outstanding.

Item. 2. Identity and Background of Filing Person.

  Name and Address

        The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

  Tender Offer

        This Schedule 14D-9 relates to a tender offer by Rocket Acquisition Sub, Inc., a Nevada corporation (the "Purchaser") and a wholly owned subsidiary of Rocket Software, Inc., a Massachusetts corporation ("Rocket"), disclosed in a Tender Offer Statement on Schedule TO, dated December 19, 2002 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $0.52 per share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 2002 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (together with the Offer to Purchase, as each may be amended or supplemented from time to time, the "Offer").

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 12, 2002 (the "Merger Agreement"), by and among the Purchaser, Rocket and TCSI. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Nevada General Corporation Law ("NGCL"), as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into TCSI (the "Merger") and each share of Common Stock then outstanding will be converted into the right to receive the Offer Price, less any required withholding taxes and without interest. Following the Merger, TCSI will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Rocket. The Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 is summarized in the section of Item 3 below, entitled "The Merger Agreement" and is incorporated herein by reference.

        As set forth in the Schedule TO, the principal executive offices of Rocket are located at 2 Apple Hill Drive, Natick, Massachusetts 01760; telephone number: (508) 655-4321. The principal executive offices of the Purchaser are located at the same address.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Item 3, or as incorporated by reference herein, to the knowledge of TCSI, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between TCSI or its affiliates and: (1) its executive officers, directors or affiliates; or (2) Rocket, the Purchaser, each of their respective subsidiaries or any of their executive officers, directors or affiliates.

  Current Compensation Protection Agreement with Certain Employees

        Under the terms of TCSI's current compensation protection agreements with Kenneth E. Elmer, the Company's President, Chief Executive Officer and Chief Financial Officer, Peter R. Buckner, the Company's Co-Chief Technology Officer, and James S. Storey, Ph.D., the Company's Co-Chief Technology Officer, each agreement executed when such Officer assumed such respective positions, consummation of the Offer will constitute a "change in control." The agreements provide that each of Messrs. Elmer, Buckner and Storey is entitled to receive his accrued compensation if his employment with the Company is terminated for any reason prior to or following a change in control. In addition, if his employment is terminated prior to a change in control, without "cause" or by the employee for "good reason," the employee is also entitled to severance pay equal to the greater of: (1) six months of the employee's base salary (including any deferred amounts) or (2) the payment designated for the employee under the severance policy in effect as of December 2001. If his employment is terminated following a change in control, without "cause" or by the employee for "good reason," the employee is entitled to severance pay equal to nine months of the employee's base salary (including any deferred amounts), as well as one year of medical benefits equal to that provided to the employee prior to termination (such medical benefits subject to mitigation upon subsequent employment within one year of termination) provided that such termination occurs following a change in control. All accrued compensation and severance payments must be paid to the effected employee in a single lump sum cash payment within thirty days after termination. The agreement will continue in effect for at least six months following a change in control.

        For purposes of each of the agreements, a "change in control" is defined as (i) the acquisition of beneficial ownership of at least 40% of the combined voting power of the Company's outstanding securities, (ii) a change in the majority of the membership of the Company's incumbent Board, (iii) a merger, consolidation or reorganization involving the Company, (iv) a complete liquidation or dissolution of the Company, (v) the sale or other disposition of all or substantially all of the Company's assets, and (vi) any other event that at least two-thirds of the Company's incumbent Board determines to constitute a change in control. If a third party who subsequently effectuates a change in control directs the termination of the employee prior to such event, the employee will be treated as if terminated following a change in control.

        For purposes of each of the agreements, "cause" is defined as the termination of employment following the employee's conviction of a felony involving fraud or dishonesty. "cause" is also defined as the employee's termination evidenced by a resolution of two-thirds of the Company's Board that the employee: (i) continually failed to perform his reasonably assigned duties (except if due to physical or mental illness or as a result of good reason), which failure continued for 10 days following written notice, or (ii) engaged in demonstrably and materially injurious conduct to the Company.

        For purposes of each of the agreements, "good reason" is defined as: (i) a material and adverse change in the employee's status or responsibilities or the assignment of materially inconsistent duties or responsibilities from those in effect within ninety days prior to or at any time following a change in control, (ii) the failure to pay compensation or benefits owed to the employee after five day's notice is given or a reduction in the level of employee's base salary in effect within ninety days prior to or at any time following a change in control, (iii) the employee's relocation outside a 50-mile radius from the employee's work or residence prior to the change in control without the employee's prior written consent, (iv) the insolvency or the filing of a petition for bankruptcy of the Company, which is not dismissed within sixty days, (v) any material breach by the Company of any provision of the agreement and (iv) the failure of the Company to obtain an agreement, satisfactory to the employee, from any successors and assigns to assume and agree to perform the agreement.

  Treatment of Options and Warrant

        At the effective time of the Merger (the "Effective Time"), each outstanding option (each, a "Company Option"), whether vested or unvested, under the TCSI Corporation 1991 Stock Incentive Plan, the TCSI Corporation 1994 Outside Directors Stock Option Plan or the TCSI Corporation 2001 Stock Incentive Plan, each as amended to date (the "Company Stock Option Plans"), will be canceled, and in consideration for such cancellation the holder of each outstanding Company Option will become entitled to receive an amount in cash equal to the product of (i) the number of shares subject to the Company Options, whether vested or unvested, held by such holder and (ii) the excess, if any, of the Offer Price over the per share exercise price of each such Company Option.

        Under the terms of the Merger Agreement, TCSI and Rocket have agreed to use its reasonable best efforts to provide that the issued and outstanding warrant to purchase Shares (the "Company Warrant") will be cancelled at the Effective Time in consideration for the payment to the holder of the Company Warrant of an amount in cash equal to the product of (a) the number of shares subject to the Company Warrant held by the holder and (b) the excess (if any) of the Offer Price per share of Company Common Stock over the per share exercise price of the Company Warrant.

  Director Indemnification

        The Merger Agreement provides that, for six years from and after the Effective Time, Rocket will cause the Surviving Corporation to indemnify and hold harmless all past and present officers and directors of TCSI and of its subsidiaries for acts or omissions occurring at or prior to the Effective Time to the same extent such persons are indemnified by TCSI pursuant to its Articles of Incorporation or Bylaws or agreements in effect on November 12, 2002.

        Rocket has agreed to cause the Surviving Corporation to maintain, for an aggregate period of at least three years from the effective time of the Merger, a "tail" policy of directors' and officers' liability insurance; provided, however, that the Surviving Corporation shall not be required to expend more than $320,000 for such insurance.

        For additional discussion of the indemnification and insurance provisions of the Merger Agreement, see "Section 12. Purpose of the Offer; Plans for TCSI; The Merger Agreement—The Merger Agreement—Directors' and Officers' Indemnification and Insurance" in the Offer to Purchase, a copy of which is incorporated by reference herein.

  Director and Officer Indemnification Agreements

        TCSI entered into an indemnification agreement with each of its executive officers and directors at the time of each of their respective appointments to their respective positions with the Company (each, an "Indemnitee"). The indemnification agreement provides for TCSI to hold harmless and indemnify Indemnitee to the maximum extent not prohibited by the NGCL, the Articles of Incorporation and the Bylaws of TCSI, as each has been amended to date. The Indemnitee is entitled to indemnification if by reason of the Indemnitee's status as a director, officer, employee or other agent or fiduciary of TCSI ("Corporate Status") the Indemnitee is, or is threatened to be made, a party to or participant in any proceeding. As long as the Indemnitee acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of TCSI and its stockholders, TCSI shall indemnify Indemnitee, at a minimum, against all expenses actually and reasonably incurred by the Indemnitee in connection with the defense or settlement of such proceeding or any claim, issue or matter therein. In certain circumstances, Indemnitee shall have the right to obtain an advance from TCSI for all expenses incurred in connection with any proceeding by reason of Indemnitee's Corporate Status. However, the

Indemnitee shall not be indemnified (1) if the Indemnitee shall have been adjudged by a court of competent jurisdiction to be liable to TCSI in the performance of the Indemnitee's duty to TCSI and its stockholders, (2) for amounts paid in settling or otherwise disposing of a pending action without court approval, or (3) for expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

        The indemnification agreement shall continue during the period the Indemnitee is an officer or director of TCSI and shall continue thereafter until the later of (1) the date the Indemnitee is no longer an officer or director of TCSI, or (2) the date Indemnitee shall no longer be subject to any proceeding by reason of the Indemnitee's Corporate Status, whether or not the Indemnitee is acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under the indemnification agreement.

        Certain agreements, arrangements or understandings between TCSI or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement of the Company attached to this Schedule 14D-9 as Schedule I (the "Information Statement"). The Information Statement is being furnished to TCSI's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with the Purchaser's right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Board other than at a meeting of the stockholders of TCSI. The Information Statement is incorporated herein by reference.

  The Merger Agreement

        The summary of the material terms of the Merger Agreement are set forth in "Section 12. Purpose of the Offer; Plans for TCSI; The Merger Agreement—The Merger Agreement" in the Offer to Purchase. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(l) hereto and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

  The Recommendation of TCSI's Board of Directors.

        The Board unanimously (1) determined the Merger Agreement and the transactions contemplated thereby were fair to and in the best interests of TCSI's stockholders, (2) approved and adopted the Merger Agreement and authorized and approved the Merger and the transactions contemplated therein and (3) recommended that TCSI's stockholders tender their Shares thereunder and approve and adopt the Merger Agreement.

        The Board unanimously recommends that the stockholders of TCSI tender their Shares pursuant to the Offer and vote to adopt the Merger Agreement at any meeting of stockholders of TCSI that may be called to consider such adoption. A press release announcing the commencement of the Offer and a letter to the stockholders communicating the Board's recommendation are filed herewith as Exhibits (a)(1)(H) and (a)(2), respectively, and are incorporated by reference herein in their entirety.

  Background for the Recommendation of the Board of Directors.

        TCSI's management and the Board from time to time review TCSI's long-term strategies and objectives. As part of these reviews, TCSI has considered various strategic alternatives to pursuing TCSI's business plan as an independent entity, including mergers or acquisitions and various strategic transactions. In November 2001, following the decline in the telecom software sector, the Board discussed the possibility of more aggressively exploring the strategic alternatives available to the Company and the need to lower operating costs and increase revenues.

        On November 1, 2001, Gerard Klauer Mattison & Co., Inc. ("GKM") presented a proposal regarding mergers and acquisitions market conditions and related matters, and, on November 7, 2001, the Board approved the Company's engagement letter with GKM as its financial advisor to assist TCSI in evaluating strategic alternatives, including mergers, alliances or a possible sale of the Company.

        Following the engagement by TCSI, representatives of GKM extensively reviewed and contacted potential strategic partners and acquirers of TCSI.

        On February 14, 2002, the Company executed an acquisition proposal letter from Company "A" offering to purchase TCSI at a per share price of $0.81 per share (the "First Proposed Transaction"), and on February 19, 2002, in order to proceed with due diligence efforts related to the First Proposed Transaction, entered into a nondisclosure agreement with Company "A".

        On March 8, 2002, at a telephonic meeting of the Board, in view of the Company's reduced revenues and declining price of the TCSI Common Stock, the directors reviewed with management an analysis of strategic alternatives prepared and presented to the Board by representatives GKM. The report compared the preliminary valuation of the First Proposed Transaction and various liquidation scenarios.

        On March 12, 2002, Company "A" contacted TCSI to inform it that, subsequent to its diligence review of TCSI, Company "A" was no longer interested in pursuing a transaction with TCSI.

        On March 22, 2002, following the termination of acquisition-related discussions with Company "A", TCSI entered into a nondisclosure agreement with Company "B", which had expressed interest in possibly acquiring TCSI.

        On April 11, 2002, representatives of Company "B" visited the headquarters of TCSI in Alameda, California, to meet with the Company's management.

        On April 22, 2002, at a telephonic meeting of the Board, the directors reviewed information provided by GKM regarding the Company's current merger and acquisition activities and discussed the status of the acquisition-related discussions with Company "B".

        On May 22, 2002, TCSI and Company "B" entered into a nonbinding letter agreement, offering to purchase TCSI for $0.92 per share (the "Second Proposed Transaction").

        On June 26, 2002, at a telephonic meeting of the Board, the directors reviewed with management and a representative of GKM the Company's merger and acquisition discussions, including the Second Proposed Transaction and the status of due diligence efforts by Company "B", and a liquidation analysis prepared by GKM with assistance from management.

        Between June 26, 2002, and July 2, 2002, TCSI continued to provide information to Company "B" to assist it in its due diligence efforts. However, on July 2, 2002, discussions with Company "B" terminated when it was apparent that the parties would be unable to agree on a purchase price for TCSI's Shares after Company "B" lowered its proposed purchase price to $0.45 per share.

        On July 15, 2002, at a telephonic meeting of the Board, the directors reviewed with management and representatives of GKM proposals made by other potential buyers that had expressed interest in acquiring the Company. Mr. Miloski described for the directors a preliminary proposal of Company "C" to enter into a strategic combination with TCSI through the purchase of Company C assets by TCSI in exchange for newly issued shares of TCSI Common Stock. A representative of Company "C" joined the teleconference and outlined for the directors the proposed strategic combination. The representative of Company "C" proposed that TCSI would acquire the employees and assets of Company "C" in exchange for approximately 20 million newly issued shares of TCSI (the "Third Proposed Transaction"). Following the departure of the Company "C" representative from the meeting, with the assistance of management and representatives of GKM, the Board discussed and compared the benefits of the Second Proposed Transaction, the Third Proposed Transaction and a liquidation of the Company.

        On July 17, 2002, with the intent of entering into discussions regarding the Third Proposed Transaction, TCSI and Company "C" entered into a nondisclosure agreement.

        On July 22, 2002, the Company received a letter of intent from Company "D" in which Company "D" proposed to purchase all of the outstanding shares of TCSI Common Stock in an all cash tender offer for a price of $0.81 per share (the "Fourth Proposed Transaction"). The terms of the Fourth Proposed Transaction were not binding, were contingent upon Company "D" obtaining adequate financing and were subject to a confirmatory diligence review of TCSI by Company "D".

        On July 29, 2002, with the intent of entering into discussions regarding the Fourth Proposed Transaction, TCSI and Company "D" entered into a nondisclosure agreement.

        On July 31, 2002, at a telephonic meeting of the Board, the directors reviewed information provided by management and representatives of GKM regarding the current status of the overall telecom software sector and the Company's current merger and acquisition activities. The Board reviewed and compared the Third Proposed Transaction and the Fourth Proposed Transaction. It was noted that Company "D" had insubstantial prior transactional experience, was engaged in a line of business that was unrelated to TCSI's and that, therefore, the likelihood of successfully completing the Fourth Proposed Transaction was low. Representatives of GKM reviewed with the Board a report prepared by GKM regarding the Third Proposed Transaction following which representatives of Company "C" joined the teleconference to answer questions regarding their proposal. Following the departure of the Company "C" representatives from the meeting, the Board discussed the benefits of the Third Proposed Transaction in light of the declining market value of the TCSI Common Stock and the softness in the overall telecom software sector and instructed management to to continue with the next steps of due diligence with Company "C".

        Beginning August 1, 2002, TCSI began due diligence efforts relating to the Third Proposed Transaction and commenced negotiating the terms of an asset purchase agreement with Company "C".

        On September 13, 2002, Newcastle Partners, L.P. ("Newcastle"), filed a Schedule 13D with the Securities and Exchange Commission indicating that it owned 10.58% of the Company's outstanding Shares.

        On September 26, 2002, the Company entered into an engagement letter with Duff & Phelps to act as an independent financial advisor and to prepare an opinion letter regarding the fairness to the Company's stockholders from a financial point of view of the Third Proposed Transaction.

        On September 30, 2002, a telephonic meeting of the Board was held at which management reported that management was continuing negotiations toward completion of the Third Proposed Transaction. The directors, with the assistance of management and Duff & Phelps, reviewed the terms of the Third Proposed Transaction.

        On October 2, 2002, Mark E. Schwarz, a principal at Newcastle, spoke with Mr. Elmer to discuss the Company's direction and alternatives available to the Company.

        On October 3, 2002, after Newcastle entered into a nondisclosure agreement with the Company, Mr. Elmer provided Mr. Schwarz with information about the Third Proposed Transaction.

        On October 7, 2002, Newcastle delivered a letter to Mr. Elmer offering to acquire all of the Company's outstanding Shares for $0.40 per share in cash (the "Newcastle Offer"). On that same day, Newcastle issued a press release publicly announcing the Newcastle Offer.

        On October 9, 2002, a meeting of the Board was held at which the Board discussed the Newcastle Offer and the Third Proposed Transaction. The Board compared each alternative and instructed management to continue discussions with Newcastle in order to seek an increase in the proposed offer price and to continue negotiating the Third Proposed Transaction.

        Between October 10, 2002 and October 25, 2002, the Company continued negotiation of the Third Proposed Transaction with Company "C".

        On October 17, 2002, Mr. Elmer received a telephone call from Johan Magnusson of Rocket who indicated he would be willing to propose a transaction that would represent a purchase price greater than that proposed in the Newcastle Offer. Also on October 17, 2002, Rocket entered into a mutual nondisclosure agreement with the Company, and the Company forwarded an initial response to Rocket's due diligence request to Rocket's representatives.

        On October 21, 2002, representatives of Rocket visited the headquarters of TCSI in Alameda, California, to meet with the Company's management.

        From July to late October, Company "D" maintained contact with Mr. Elmer and periodically discussed the possibility of reconsidering a purchase by Company "D" of TCSI. On October 25, 2002, Company "D" delivered a proposed merger agreement to Mr. Elmer in which it revised the terms of the Fourth Proposed Transaction and proposed a purchase of the Company at $0.41 per Share in an all cash transaction with no financing contingency.

        Also, on October 25, 2002, Rocket forwarded to GKM a nonbinding letter of intent in which it proposed to purchase the Company for $0.52 per share in an all cash transaction with no financing contingency.

        On October 28, 2002, a meeting of the Board was held at which the Board discussed with management the status of management's discussions with Newcastle and the status of the Third Proposed Transaction. In addition, the Board discussed all of the proposals that had been made to purchase the Company, including the $0.40 per share Newcastle Offer, the $0.41 per share proposed by Company "D" and the $0.52 per share proposal put forward by Rocket. Upon a review of the terms of each of the transactions, and with the assistance of GKM and Duff & Phelps, the Board instructed management to pursue negotiations with Rocket.

        In the evening of October 28, 2002, Morrison & Foerster LLP, counsel to TCSI, delivered to Lucash, Gesmer & Updegrove LLP, counsel to Rocket, the proposed Merger Agreement, which included provisions structuring the acquisition of TCSI as a tender offer followed by a second-step merger. Under the tender offer structure proposed, the rights of termination of the parties were limited, and Rocket could consummate the acquisition of TCSI more quickly. The proposed structure alleviated the concerns of both parties in connection with the risks associated with not consummating the transaction once it was publicly announced.

        On October 30, 2002, Mr. Elmer met with representatives of Rocket at Rocket's offices in Natick, Massachusetts, to continue discussions relating to a possible transaction between the two companies and to conduct preliminary due diligence with respect to Rocket.

        Between October 31, 2002 and November 11, 2002, representatives of Lucash, Gesmer & Updegrove and Morrison & Foerster negotiated the terms of the proposed Merger Agreement.

        On November 4, 2002, Andrew Youniss, CEO of Rocket, met with representatives of TCSI and GKM at TCSI's headquarters.

        On November 11, 2002, a telephonic meeting of the Board was held, with representatives of GKM, Duff & Phelps and Morrison & Foerster in attendance. During the meeting, the Board discussed with representatives from GKM, Duff & Phelps and Morrison & Foerster the results of the negotiations of the proposed Merger Agreement with Rocket and its counsel, and Duff & Phelps provided a presentation to the Board regarding the financial aspects of the Offer.

        On November 12, 2002, a telephonic meeting of the Board was held, with representatives of Duff & Phelps, GKM and Morrison & Foerster in attendance. Morrison & Foerster provided the Board with a report on the revised terms and conditions to the proposed Merger Agreement. Duff & Phelps presented its financial analyses and stated its oral opinion, later confirmed in writing as of the same date, that, as of that date, the Offer Price of $0.52 per share to be received by the TCSI stockholders (other than Rocket, the Purchaser and their respective subsidiaries) pursuant to the Offer and the Merger was fair to the TCSI stockholders from a financial point of view. The Board, after discussion, determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interest of, the TCSI stockholders, adopted and approved the Merger Agreement, and recommended that the TCSI stockholders accept the Offer and tender their Shares to the Purchaser. Also on November 12, 2001, Rocket's Board of Directors formally approved the proposed acquisition at a price of $0.52 per share.

        On the evening of November 12, 2002, TCSI, the Purchaser and Rocket entered into the Merger Agreement. Also, on the evening of November 12, 2002, TCSI and Rocket issued a joint press release announcing the transaction.

        On November 19, 2002, Rocket and the Purchaser commenced the Offer.

  Reasons for the Recommendation of the Board.

        The Board consulted with TCSI's senior management, as well as its legal counsel, Morrison & Foerster, and financial advisors, Duff & Phelps and GKM, in reaching its decision to approve the Merger Agreement. Among the factors considered by the Board in its deliberations were the following:

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  The historical market prices, price to earnings ratio, multiples related to earnings before interest, taxes, depreciation and amortization, recent trading activity and trading range of the Shares, including that the Offer Price represents a 49% premium over the closing price of TCSI Common Stock of $0.35 on November 11, 2002 (the business day prior to the meeting of the Board) and a significant premium over the $0.41 per share proposal put forward by Company "D".

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  TCSI's inability to consummate the Third Proposed Transaction and the disruptive and adverse effect on TCSI's business caused by such failure.

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  The financial condition and results of operations of TCSI and the projection of TCSI's cash flows and capital requirements.

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  The need to bring TCSI's review of strategic alternatives to a prompt conclusion due to the uncertainty of TCSI's ability to continue as an independent entity without significant increases in revenues in the near term.

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  The fact that the structure of the acquisition of TCSI by Rocket as provided for in the Merger Agreement involves an all cash tender offer for all outstanding Shares, to be commenced shortly after the public announcement and the execution of the Merger Agreement, to be followed by a merger in which all remaining Shares would be acquired for the same per Share consideration, thereby permitting TCSI's stockholders to obtain cash for their Shares at the earliest possible time.

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  Inquiries made by TCSI and its financial advisors to approximately 35 companies, including major companies in the telecom software sector, with respect to the possible acquisition of TCSI and the attendant uncertainty of reaching an agreement with any such party.

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  The fact that after numerous inquiries made by TCSI and its financial advisors with respect to a potential financing or acquisition transaction with TCSI, the Rocket proposal was the best offer received.

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  The determination by the Board that the liquidation of TCSI was not an acceptable alternative to the Offer because a liquidation would take a significant period of time to complete and would not be certain to realize aggregate net proceeds per Share of TCSI Common Stock equal to or greater than $0.52. In addition, the Board considered that if the Offer were not completed, and TCSI were not able to enter into an alternative financing or acquisition transaction, TCSI might have no alternative to liquidation.

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  The determination by the Board that a transaction with Rocket at the Offer Price of $0.52 per share and on the terms set forth in the Merger Agreement is a preferable alternative that subjects TCSI stockholders to less risk than would be created by rejecting the proposed Offer and Merger and continuing to seek an alternative acquisition or financing transaction, and the increasing likelihood of liquidation of TCSI at a reduced liquidation value.

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  The history of the negotiations with Rocket and the Company's experience negotiating the First Proposed Transaction, the Second Proposed Transaction and the Third Proposed Transaction.

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  The Board's belief, based upon presentations by TCSI's management and financial advisors, that the Offer Price was fair in light of the financial condition, results of operations, business and prospects of TCSI.

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  The interests of certain persons in the Merger including certain severance payments payable to TCSI's executive officers and directors, acceleration of stock option vesting as a result of the Merger and provisions in the Merger Agreement providing for indemnification of directors and officers and maintenance of director and officer liability insurance as described above under the heading "Interests of Certain Persons".

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  The presentation delivered by Duff & Phelps to the Board on November 11, 2002, regarding the financial aspects of the proposed transaction and the opinion of Duff & Phelps delivered to the Board on November 12, 2002 and the underlying analysis conducted by Duff & Phelps, to the effect that, as of the date of the opinion and based on and subject to the assumptions and qualifications stated in the opinion, the consideration to be received by the stockholders of TCSI in the Offer and the Merger was fair to such stockholders from a financial point of view. Duff & Phelps's opinion was prepared for and addressed to the Board and is directed to only the fairness from a financial point of view to the holders of Shares of the consideration to be received by the holders of Shares in the Offer and the Merger. Duff & Phelps's opinion does not constitute a recommendation to the Board or to any stockholder as to whether that stockholder should tender its Shares in the Offer or how to vote or take any other action in connection with the Offer or the Merger or otherwise. A copy of the Duff & Phelps opinion is attached hereto as Annex A. The summary of the Duff & Phelps's opinion in this Statement under the heading "Opinion of Duff & Phelps LLC" is qualified in its entirety by reference to the full text of such opinion. Stockholders are urged to carefully read such opinion and such summary in its entirety.

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  The provisions of the Merger Agreement permitting TCSI, subject to certain conditions, to negotiate with third parties that make unsolicited bona fide written offers to acquire TCSI that constitute Superior Proposals (as defined in the Merger Agreement) if the Board determines in good faith, after consulting with independent legal counsel to TCSI, that such action is required to discharge the Board's fiduciary duties to TCSI's stockholders under applicable law. The Board considered the terms of the Merger Agreement permitting TCSI to terminate the Merger Agreement and accept a Superior Proposal under certain conditions, including the requirement that TCSI pay Rocket a $500,000 "break-up" fee and expense reimbursement in such case. The Board considered the possible effect of these provisions of the Merger Agreement on third parties who might be interested in exploring an acquisition of TCSI. In this regard, the Board recognized that the provisions of the Merger Agreement relating to the termination fees and non-solicitation of takeover proposals were insisted upon by Rocket as a condition to entering into the Merger Agreement.

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  The likelihood that the Offer and the Merger will be consummated in light of the fact that the Offer and the Merger are not subject to any financing or due diligence conditions and that the other conditions to the Offer and the Merger are customary in nature.

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  The limits on TCSI's ability to terminate the Merger Agreement.

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  Information with regard to current economic and market conditions (including current conditions in the telecom software industry).

  •
  The risk that TCSI Common Stock may be delisted from The Nasdaq SmallCap Market. Until June 4, 2002, TCSI Common Stock traded on The Nasdaq National Market System ("Nasdaq NMS"). On June 4, 2002, The Nasdaq Stock Market transferred the listing of TCSI Common Stock from Nasdaq NMS to The Nasdaq SmallCap Market ("SmallCap Market") under the ticker symbol "TCSI". The SmallCap Market has a number of requirements for continued listing, including the requirement that an issuer's stock maintain a minimum "bid" price of more than $1.00 per share. The minimum bid price of TCSI Common Stock has not exceeded $1.00 per share within the grace period which ended on August 13, 2002. In a letter dated August 14, 2002, Nasdaq informed the Company that it had until February 10, 2003 in which to regain compliance with the minimum bid price requirements. If at the expiration of this additional grace period the Company could not demonstrate compliance, it is likely that the Shares would be delisted from the SmallCap Market. If TCSI Common Stock were to be delisted and the market price remain below $1.00, it may be deemed a penny stock, subjecting the Shares to additional sales practices of broker-dealers who sell TCSI Common Stock. As a result, some brokers may not effect transactions in TCSI Common Stock, which could adversely effect the liquidity of the Shares.

  •
  The terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations to complete the Offer and the Merger.

  •
  The consents and approvals required to complete the Offer and Merger and the favorable likelihood of obtaining all such consents and approvals.

  •
  That, while the Offer gives TCSI's stockholders the opportunity to realize a significant premium over the price at which the Shares traded immediately prior to the public announcement of the execution of the Merger Agreement, the consummation of the Offer and the Merger would eliminate the opportunity for TCSI's stockholders to participate in the future growth and potential profits of TCSI.

        The Board also considered a number of uncertainties and risks in their deliberations concerning the Offer and the Merger, including the following:

1.
The risk that the Offer may not be completed. Rocket's obligation to complete the Offer pursuant to the Merger Agreement is conditioned on, among other things, the Minimum Condition (as defined in the Merger Agreement) being satisfied. The Board was not able to assess the likelihood of the Minimum Condition being met due to the lack of concentration of ownership of the Shares. If the Offer and Merger are not completed, there could be a significant adverse effect on the trading price of the Shares, as well as on TCSI's customers, employees, goodwill and the value of TCSI to a subsequent potential acquirer.

2.
The risk of losing a better opportunity. The Merger Agreement restricts TCSI's right to consider an alternative proposal unless it constitutes a "Superior Proposal" as defined in the Merger Agreement. Further, because the Merger Agreement (i) requires TCSI to pay a $500,000 "break-up" fee and expense reimbursement to Rocket upon acceptance of a Superior Proposal by TCSI and (ii) does not contain a "standstill" provision, which would restrict Rocket's right to launch an unsolicited tender offer upon non-consummation of the Offer, if TCSI terminates the Merger Agreement to pursue a Superior Proposal, Rocket may be able to use the "break-up" fee to fund a portion of the expenses associated with conducting an unsolicited tender offer for TCSI's shares. The possible risk of Rocket launching an unsolicited tender offer may have the effect of limiting the number of companies that might otherwise be interested in pursuing a potential strategic alternative with TCSI.

        The Board also recognized, discussed and considered certain significant risks associated with not approving the Merger Agreement with Rocket including, but not limited to, the following:

1.
Loss of stockholder value. The Offer and the Merger would provide TCSI stockholders with cash at a premium of 49% over the market price of TCSI Common Stock on November 11, 2002 (the business day immediately prior to the Board meeting approving the Merger Agreement and recommendation to stockholders). In addition, based on trends in the market for TCSI Common Stock and the risk that TCSI could lose customer orders based on concerns over TCSI's short-term viability as an independent entity, if TCSI failed to enter a strategic transaction promptly, there existed a significant risk that TCSI might not be able to realize the same value for its stockholders in a transaction consummated at a later date.

2.
Lack of alternatives and risk of liquidation. Taking into account the efforts of TCSI and its advisors over the past year to find strategic alternatives, and the extensive negotiations with Company "C", the Board considered it unlikely that a transaction more favorable to TCSI's stockholders could be negotiated and concluded before TCSI exhausted its available capital resources or significantly declined in value to a potential acquiror.

        The foregoing discussion of the information, factors and risks considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

  Intent to Tender

        To TCSI's knowledge after reasonable inquiry, TCSI and all of TCSI's executive officers, directors, affiliates and subsidiaries currently intend to tender all Shares held of record or beneficially by them

(other than Shares held directly or indirectly by other public companies, as to which TCSI has no knowledge) pursuant to the Offer or to vote in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

  Opinion of Duff & Phelps LLC

        The Board retained Duff & Phelps LLC ("Duff & Phelps") to furnish financial advisory services with respect to the proposed transaction and to render an opinion as to the fairness of such transaction, from a financial point of view, to the TCSI stockholders (the "Opinion"). Duff & Phelps did not advise TCSI with respect to the transaction process or the alternatives considered by it.

        On November 8, 2002, Duff & Phelps delivered a written summary presentation of its underlying analysis as to the fairness of the transaction, from a financial point of view, to the Board. On November 11, 2002, Duff & Phelps participated in a conference call with the Board to discuss its previously transmitted written presentation and to answer questions from the board members. On November 12, 2002, Duff & Phelps delivered the written Opinion to the Board stating, in part, that as of November 12, 2002 and based upon and subject to the factors and assumptions set forth in the Opinion, the transaction is fair, from a financial point of view, to the TCSI stockholders.

        The Opinion is attached as Annex A and is incorporated herein by reference. The summary of the Opinion as set forth in Schedule 14D-9 is qualified in its entirety by reference to the full text of the Opinion. TCSI stockholders should read this Opinion carefully and in its entirety for a description of the procedures followed, the factors considered, and the assumptions made by Duff & Phelps. Duff & Phelps' Opinion is directed to the Board and is directed only to the fairness, from a financial point of view, of the transaction to the TCSI stockholders. The Opinion does not address the underlying business decision of TCSI to effect the transaction and specifically states that it does not constitute a recommendation to any TCSI stockholders as to what action should be taken with respect to the transaction. The decision as to whether to proceed with the transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion is based. As a result, the Opinion and presentation of Duff & Phelps to the Board was only one of many factors taken into consideration by the Board in making its determination to approve the transaction.

        In arriving at its opinion, Duff & Phelps' due diligence procedures included, but were not limited to, the following:

1.
Reviewed the proposed Merger Agreement;

2.
Conducted meetings with members of senior management and outside consultants to TCSI at the Company's corporate headquarters in Alameda, California, as follows:

• Kenneth E. Elmer	President, Chief Executive Officer and Chief Financial Officer
• James S. Storey, Ph.D.	Co-Chief Technology Officer
• Larry Murphy	Director of Global Sales
• Nevene Mosharrafa	Outside Consultant
• Russell Wright	Outside Consultant
3.
Reviewed TCSI's financial statements and SEC filings, including:

•
Annual Report on Form 10-K for the year ended December 31, 2001;

•
Quarterly reports on Form 10-Q for the three months ended March 31, 2002, the six months ended June 30, 2002, and the nine months ended September 30, 2002;

4.
Reviewed certain other operating and financial information regarding the Company prepared by TCSI management;

5.
Analyzed the historical trading price and trading volume of TCSI Common Stock;

6.
Reviewed information provided by GKM with respect to efforts to identify alternative transactions; and

7.
Participated in meetings of the Board to discuss the proposal put forward by Rocket as well as alternative transactions.

        No limitations were imposed by the Board upon Duff & Phelps with respect to the investigation made or the procedures followed by Duff & Phelps in rendering the Opinion.

        In its analysis and opinion, Duff & Phelps assumed and relied upon, without assuming any independent verification thereof, the accuracy and completeness of the financial and other information made available to Duff & Phelps. With respect to the financial forecasts of TCSI, Duff & Phelps assumed that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of TCSI's management as to the future financial performance of TCSI, and Duff & Phelps expressed no opinion with respect to such forecasts or the assumptions on which such forecasts were based. Duff & Phelps also assumed that the transaction will be consummated in accordance with the terms of the documentation provided for Duff & Phelps' review. Duff & Phelps did not make or assume any responsibility for making or obtaining any independent evaluations or appraisals of any of the assets or liabilities, contingent or otherwise, of TCSI.

        Duff & Phelps' Opinion was necessarily based upon an analysis of the foregoing in light of its assessment of the general, economic and financial market conditions, as they could be evaluated by Duff & Phelps, as of November 12, 2002. Events occurring after November 12, 2002 could materially affect the assumptions used in preparing the Opinion.

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In addition, the process of preparing a fairness opinion necessarily requires a broad range of subjective judgments with respect to appropriate comparable companies, appropriate multiples of various selected financial data, appropriate discount rates and other financial and other factors. Analyses and estimates of the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities actually may be sold.

        In preparing the Opinion, Duff & Phelps performed certain financial and comparative analyses summarized in the following paragraphs. Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors it considered, without considering all such analyses and factors, could create an incomplete view of the analyses and the process underlying the Opinion. While the conclusions reached in connection with each analysis were considered carefully by Duff & Phelps in arriving at its opinion, Duff & Phelps made various subjective judgments in arriving at its opinion and did not consider it practicable to, nor did it attempt to, assign relative weights to the individual analyses and specific factors considered in reaching its opinion. Although these paragraphs include some information in tabular format, those tables are not intended to stand alone, and must be read together with the full text of each summary and the limitations and qualifications in the Opinion.

        Comparable Company Analysis.    Duff & Phelps' comparable company analysis was based on a review of historical public market pricing and trading volume for TCSI Common Stock, the valuation multiples implied by such pricing, and a comparison of TCSI's valuation multiples with those of a selected group of comparable public companies. No company used in this analysis is identical to TCSI, and, accordingly, a comparable company analysis involves complex and subjective considerations and judgments concerning differences in financial and operating characteristics of businesses and other factors that affect trading prices of the various companies being compared.

        In the selection of comparable public companies, Duff & Phelps used multiple databases to identify domestic companies with primary Standard Industrial Classification Codes of 7372 (prepackaged Software) and 7373 (computer integrated systems design). Duff & Phelps further screened this initial group to identify those companies whose operations include the development, sale and support of software solutions for telecommunications network management. Duff & Phelps ultimately included the twelve companies listed below in the comparison group based on their investment risks, products and services offered and target markets:

• Aether Systems, Inc.	• Micromuse, Inc.
• CTI Group Holdings, Inc.	• Openwave Systems, Inc.
• DSET Corporation	• OPNET Technologies, Inc.
• Evolving Systems, Inc.	• TTI Team Telecom International Ltd
• Inet Technologies, Inc.	• Ulticom, Inc.
• MetaSolv, Inc.	• Vertel Corporation

        Duff & Phelps then compared selected financial information of TCSI with corresponding data of the selected comparable public companies. All of the selected comparable companies are relatively small and most are unprofitable. Out of the twelve companies selected, eight reported less than $90 million in revenue for the latest twelve month period reported prior to the report by Duff & Phelps to the Board (the "LTM Period"). Nine of the companies used in the comparison reported negative net income over the LTM Period, and eight of those companies reported negative earnings before interest, taxes, depreciation and amortization over the LTM Period. Like most of the companies selected for comparison, TCSI has not generated, and is not projected to generate, a profit from operations in the near term, and, therefore Duff & Phelps derived valuation multiples based on the ratio of total enterprise value to the LTM Period revenue. The table below summarizes the ratio of total enterprise value to revenues for the twelve comparable public companies and TCSI:

Comparable Company Analysis
Valuation Multiple Indications
Enterprise Value as Multiple of LTM Revenue

Comparable Public Companies
High	7.05x
Low	0.30x
Average	1.87x
Median	0.98x

TCSI Corporation	0.68x

        In addition to the broad ranges and averages noted above, Duff & Phelps noted that, in general, those companies that were most similar to TCSI in terms of size and profitability were trading at revenue multiples significantly below the mean and the median. Based on a comparison of TCSI with the selected public companies in terms of size, growth, profitability and other relevant quantitative and qualitative factors, Duff & Phelps determined that the indicated multiple for TCSI of 0.68 times revenue (based on the purchase price of $0.52 per share) was reasonable.

        Market Price Analysis.    Duff & Phelps reviewed the historical trading volume and trading price of TCSI Common Stock for its market price analysis. During the LTM Period, an average of approximately 425,000 shares of TCSI Common Stock was traded per week, equivalent to about 2.1%

of total shares outstanding. Duff & Phelps concluded that there was sufficient market trading volume in TCSI Common Stock for market trading prices to provide a reliable indicator of share value. The average closing price for TCSI Common Stock for the ten trading days immediately preceding the approval of the Agreement Merger by the Board was $0.33 per share. The $0.52 per share purchase price represented a 58% premium over this price.

        Discounted Cash Flow Analysis.    Duff & Phelps performed a discounted cash flow analysis on TCSI to derive an indication of going-concern value. A discounted cash flow analysis is designed to provide insight into the intrinsic value of a business based on the projected earnings and capital requirements as well as the net present value of projected unlevered free cash flows. Duff & Phelps based its discounted cash flow analysis on projections of unlevered free cash flows of TCSI for the remainder of 2002 and the full calendar years 2003 through 2007. These projections were provided by TCSI's management and were not independently verified by Duff & Phelps. In its analysis, Duff & Phelps used discount rates ranging from 25% to 35% to reflect the highly risky nature of TCSI's operations and financial performance. Duff & Phelps calculated a terminal value at the end of 2006 using a constant growth dividend discount model which incorporated a range of perpetual growth rates from 3% to 7%.

        Duff & Phelps' discounted cash flow analysis yielded a total enterprise value for TCSI ranging from $1.3 million to $2.6 million. To determine a range of value for TCSI Common Stock from total enterprise value, Duff & Phelps adjusted this figure for excess cash, marketable securities and the present value of potential tax savings from net operating loss carryforwards remaining at the end of the projection period, partially offset by the estimated net value of TCSI's outstanding stock options. This methodology yielded an aggregate value for TCSI Common Stock of $5.7 million to $7.5 million, or $0.28 to $0.36 per share. The $0.52 per share purchase price represented a premium ranging from 44% to 86% over these values.

        Sale of Assets through Liquidation.    Duff & Phelps also prepared a liquidation analysis designed to arrive at a range of value that might be available to the stockholders of TCSI assuming: (1) a sale of the Company's assets on an orderly basis, (2) the payment of outstanding liabilities and other claims that have a priority position over the TCSI Common Stock, and (3) the distribution of net proceeds to TCSI stockholders. During TCSI's nearly one year search, only Rocket was willing to pay more than net cash value per share for TCSI. Based largely on this, Duff & Phelps assumed that in a liquidation setting, the value of TCSI's software and other intangible assets would not be material, and, therefore did not include any such value in its liquidation analysis. However, Duff & Phelps did not make or assume any responsibility for making or obtaining any independent evaluations or appraisals of any of the assets or liabilities, contingent or otherwise, of TCSI.

        Duff & Phelps' liquidation analysis was based on TCSI's balance sheet as of September 30, 2002, prepared by its management. Duff & Phelps then adjusted the book value of certain assets to reflect estimated values realizable in a liquidation proceeding and certain liabilities were reduced to reflect estimated payments to creditors by TCSI in a liquidation scenario. In making these adjustments, Duff & Phelps relied without independent verification, upon management's estimates, using both a high- and low-case scenario. Duff & Phelps' liquidation analysis also included allowances for certain additional off-balance-sheet liabilities and other deductions from the net liquidation proceeds as identified and quantified by TSCI management without independent verification by Duff & Phelps:

  Lease Termination Costs. TCSI management provided Duff & Phelps with high- and low-case estimates of the cost of terminating TCSI's existing facility leases. Along with each cost estimate, management provided Duff & Phelps with an estimate of sub-lease income that might be collected as an offset to its own lease costs.

  Contract Termination Costs. TCSI management provided Duff & Phelps with high- and low-case estimates for the costs of completing and terminating certain professional service contracts and software maintenance contracts.

  Employee Severance Costs. TCSI management provided Duff & Phelps with an estimate of total employee severance costs.

  Additional Reserve. Duff & Phelps' liquidation analysis included an additional $1 million allowance for legal, accounting, and other professional services required to carry out a liquidation and winding down of TCSI.

  Interim Cash Flow. With respect to cash flow, Duff & Phelps assumed that TCSI would continue operating until the end of 2002 in one case and until mid-November 2002 in another case, and included an allowance for interim cash outflow from operations incurred prior to shutting down all operations based on management's budget for the fourth quarter of 2002.

        Using its assumptions summarized above, Duff & Phelps concluded that the aggregate net proceeds of such a liquidation would range from $4.1 million to $9.5 million, or $0.20 to $0.46 per share. The $0.52 per share purchase price represented a premium ranging from 13% to 160% over these values.

        Transaction Process and Alternatives.    Duff & Phelps rendered an opinion as to the fairness, from a financial point of view, of the transaction to the TCSI stockholders. In determining the transaction's fundamental fairness, Duff & Phelps considered the overall context and rationale for the transaction, the process structured by GKM, TCSI's investment bankers, and certain alternative strategic offers made by third parties. However, Duff & Phelps was not a part of structuring the sale process or party to any negotiations, and relied upon TCSI's management's description of the participants, strategic benefits of the alternative offers and their various risks.

        By way of background, in September 2002, TCSI retained Duff & Phelps to consider the fairness to the TCSI stockholders, from a financial point of view, of a proposed acquisition by TCSI of the assets Company "C" in exchange for newly issued shares of TCSI. In that transaction, stockholders of Company "C" would have acquired between 40% and 50% of TCSI Common Stock, and, therefore, would have significantly diluted the existing TCSI stockholders. Additionally, due to the developmental stage of the target, financial projections for the combined entity were highly speculative and did not show positive cash flow in the near term. While such a transaction may have provided the TCSI stockholders with the potential for future price appreciation, the transaction carried significant financial and operational risk. See the section entitled "Background of the Transaction."

        In addition to the aforementioned strategic acquisition, TCSI also received other offers, both for cash and for cash and stock, at prices substantially below that offered by Rocket Software. Based in part on this background of events, Duff & Phelps arrived at its opinion as to the fairness, from a financial point of view, of the transaction.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

        The Board retained GKM pursuant to an engagement letter, dated November 12, 2001, as amended October 23, 2002. Under the terms of that engagement letter, GKM received an initial retainer fee of $100,000 and will be entitled to a transaction fee equal to $500,000 (the "Transaction Fee") upon consummation of the Merger. TCSI has also agreed to reimburse GKM for reasonable out-of-pocket expenses incurred in connection with its services, including reasonable fees and disbursements of its legal counsel, and to indemnify GKM and certain related parties against certain liabilities arising out of the engagement with TCSI. In the ordinary course of its business, GKM and its affiliates may actively trade or hold the securities of GKM for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

        The Board retained Duff & Phelps pursuant to an engagement letter, dated September 26, 2002. Under the terms of that engagement letter, Duff & Phelps received a fee of $140,000 for the preparation and delivery of an opinion as to whether or not a proposed transaction was fair to the stockholders of the Company from a financial point of view. TCSI has also agreed to indemnify Duff & Phelps and certain related parties against certain liabilities arising out of the engagement with TCSI.

        Neither TCSI nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

        No transactions in the Shares have been effected during the past 60 days by TCSI or, to the best of its knowledge, by any executive officer, director, affiliate or subsidiary of TCSI.

Item 7. Purposes of the Transaction and Plans or Proposals.

        The purpose of the Offer is for the Purchaser to acquire control of, and the entire equity interest in, TCSI. The Offer is being made pursuant to the Merger Agreement. As promptly as practicable following the purchase of Shares pursuant to the Offer and after satisfaction or waiver of all conditions to the Merger set forth in the Merger Agreement, the Purchaser intends to acquire any remaining equity interest in TCSI not acquired in the Offer by consummating the Merger.

(1)	(a)	Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by TCSI in response to the Offer which relate to a tender offer or other acquisition of TCSI's securities by TCSI, any subsidiary of TCSI or any other person.
	(b)	Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by TCSI in response to the Offer which relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving TCSI or any subsidiary of TCSI, (2) any purchase, sale or transfer of a material amount of assets of TCSI or any subsidiary of TCSI or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of TCSI.
(2)		Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

  Information Statement

        The Information Statement attached as Annex B to this Schedule 14D-9 is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of TCSI's stockholders as described in Item 3 above, and is incorporated herein by reference.

  Vote Required to Approve the Merger

        The Board has approved and adopted the Offer, the Merger and the Merger Agreement in accordance with the NGCL. If the Minimum Condition (as defined in the Merger Agreement), as applicable, and the other conditions to the Offer are satisfied and the Offer is consummated, the Purchaser will own a number of Shares necessary to cause the Merger to occur without a vote of the stockholders of TCSI, pursuant to Section 92A.180 of the NGCL. The Minimum Condition requires that there shall have been validly tendered and not properly withdrawn, together with the Shares beneficially owned, directly or indirectly, by Rocket, at least ninety percent (90%) of the Shares (determined on a fully diluted basis). If however, the Minimum Condition is not satisfied but the Revised Minimum Number and the other conditions are satisfied, the Board will be required to submit the Merger Agreement to TCSI's stockholders for approval at a stockholders' meeting convened for that purpose in accordance with the NGCL. The execution and delivery of the Merger Agreement by TCSI and the consummation by TCSI of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of TCSI, subject to the approval and adoption of the Merger by the stockholders of TCSI in accordance with the NGCL. In addition, the affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any of TCSI's capital stock necessary in connection with the consummation of the Merger. Therefore, unless the Merger is consummated in accordance with the short-form merger provisions under the NGCL (in which case no action by the stockholders of TCSI will be required to consummate the Merger), the only remaining corporate action of TCSI will be the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares. The Merger Agreement provides that Rocket will vote all Shares beneficially owned by it in favor of the adoption of the Merger Agreement at TCSI stockholders' meeting. If the Purchaser acquires the Revised Minimum Number of Shares, it alone would have the ability to ensure approval of the Merger by the stockholders of TCSI.

  Dissenters' Rights

        Dissenters' rights are not available in the Offer, but, subject to satisfaction of the requirements of the applicable provisions of the NGCL, will be available in the Merger. The description of the appraisal rights applicable to the Merger contained in the section of the Offer to Purchase titled "Section 12. Purpose of the Offer; Plans for TCSI; The Merger Agreement—The Merger Agreement—Dissenters' Rights" is incorporated herein by reference.

  Antitrust

        Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the required waiting period has been satisfied or early termination of the waiting period has been granted. The acquisition of the Shares pursuant to the Offer and the subsequent Merger are not subject to such requirements. Further information regarding antitrust matters contained in the section of the Offer to Purchase titled "Section 12. Purpose of the Offer; Plans for TCSI; The Merger Agreement—The Merger Agreement—Antitrust" is incorporated herein by reference.

  Rule 13e-3

        The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire any remaining Shares. Rule 13e-3 should not be applicable to the Merger if the Merger is consummated within one year after the expiration or termination of the Offer and the price paid in the Merger is not less than the per Share price paid pursuant to the Offer. However, if the Purchaser is deemed to have acquired control of TCSI pursuant to the Offer and if the Merger is consummated more than one year after completion of the Offer or an alternative acquisition transaction is effected whereby stockholders of TCSI receive consideration less than that paid pursuant to the Offer, in either case at a time when the Shares are still registered under the Exchange Act, the Purchaser may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning TCSI and certain information relating to the fairness of the Merger or such alternative transaction and the consideration offered to minority stockholders in the Merger or such alternative transaction, be filed with the SEC and disclosed to stockholders prior to the consummation of the Merger or such alternative transaction. The purchase of a substantial number of Shares pursuant to the Offer may result in TCSI being able to terminate its Exchange Act registration. If such registration were terminated, Rule 13e-3 would be inapplicable to any such future Merger or such alternative transaction.

  State Takeover Statutes

        The NGCL contains two separate statutory takeover provisions relating to the acquisition by a person or entity of a "controlling interest" and business combinations with "interested stockholders." The Offer and the Merger are not subject to these statutory provisions. The description of applicable state takeover statutes and their applicability to the Merger Agreement contained in the section of the Offer to Purchase titled "Section 14. Certain Legal Matters—State Takeover Statutes" is incorporated herein by reference. TCSI's Board has taken all actions necessary to exempt the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement from the provisions of any state takeover laws.

Item 9. Exhibits.

        The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 19, 2002.*+
(a)(1)(B)	Letter of Transmittal.*+
(a)(1)(C)	Notice of Guaranteed Delivery.*+
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*+
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*+
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*+
(a)(1)(G)	Summary Newspaper Advertisement published in The New York Times, National Edition on November 19, 2002.*
(a)(1)(H)	Joint Press Release issued by Rocket Software, Inc. and TCSI Corporation on November 12, 2002.**
(a)(2)	Letter to Shareholders from Kenneth E. Elmer, President, Chief Executive Officer and Chief Financial Officer, dated November 19, 2002.+
(a)(5)	Opinion of Duff & Phelps, LLC, dated November 12, 2002, (incorporated by reference to Annex A attached to the Schedule 14D-9).+
(e)(1)	Agreement and Plan of Merger, dated as of November 12, 2002, by and among Rocket Software, Inc., Rocket Acquisition Sub, Inc. and TCSI Corporation.**+
(e)(2)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex B attached to this Schedule 14D-9).+
(g)	None.

*
Incorporated by reference to Schedule TO filed by Rocket and Purchaser.

**
Incorporated by reference to Form 8-K filed by TCSI on November 15, 2002

+
Included in copies mailed to TCSI's stockholders

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TCSI CORPORATION
/s/ KENNETH E. ELMER Kenneth E. Elmer President, Chief Executive Officer and Chief Financial Officer

Dated: November 19, 2002

ANNEX A

2029 CENTURY PARK EAST, SUITE 820    /*/    LOS ANGELES, CA 90067    /*/    310-284-8008    /*/    FAX 310-284-8130

DUFF &PHELPS, LLC

November 12, 2002

Board of Directors
TCSI Corporation
1080 Marina Village Parkway
Alameda, California 94501

Gentlemen:

Duff & Phelps, LLC ("Duff & Phelps") has been engaged by TCSI Corporation ("TCSI" or the "Company"), as financial advisor to the Board of Directors of the Company, in connection with a contemplated transaction (the "Transaction"), as described below. Specifically, Duff & Phelps has been engaged to provide an opinion (the "Opinion") as to whether the terms of the Transaction are fair to the holders of the common stock of the Company from a financial point of view.

TRANSACTION OVERVIEW

It is our understanding that the Transaction would entail the acquisition of 100% of the outstanding common stock of the Company by Rocket Software, Inc. ("Rocket"). The Transaction would be carried out through a cash tender offer at $0.52 per share by a wholly owned subsidiary of Rocket ("Merger Sub"). TCSI and Merger Sub would then be merged, with TCSI as the surviving entity.

SCOPE OF ANALYSIS

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Our due diligence activities included, but were not limited to the following:

  1.
  Reviewed the relevant Agreement and Plan of Merger dated November 2002;

  2.
  Conducted meetings with members of senior management and outside consultants to TCSI at the Company's corporate headquarters in Alameda, California, as follows:

/*/	Ken Elmer	President, Chief Executive Officer and Chief Financial Officer
/*/	James S. Storey, Ph.D.	Chief Technology Officer
/*/	Larry Murphy	Director of Global Sales
/*/	Nevene Mosharrafa	Outside Consultant
/*/	Russell Wright	Outside Consultant

  3.
  Reviewed TCSI's financial statements and SEC filings, including:

/*/	Annual report on Form 10-K for the year ended December 31, 2001;
/*/	Quarterly reports on Form 10-Q for the three months ended March 31, 2002, the six months ended June 30, 2002, and the nine months ended September 30, 2002;
  4.
  Reviewed certain other operating and financial information regarding the Company prepared by TCSI management;

  5.
  Analyzed the historical trading price and trading volume of TCSI's common stock;

  6.
  Reviewed information provided by Gerard Klauer Mattison with respect to efforts to identify alternative transactions; and

  7.
  Participated in meetings of TCSI's Board of Directors to discuss the Transaction as well as alternative transactions.

Our Opinion is based upon an analysis of the foregoing in light of our assessment of general, economic and financial market conditions, as such conditions can be evaluated by us, as of the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing our Opinion. Duff & Phelps has not previously provided financial advisory services to TCSI.

In connection with our Opinion, with your permission and without any independent verification, we have assumed that all information reviewed by us with respect to TCSI and the Transaction, whether supplied by the Company or its advisors, or obtained by us from publicly available sources, is true, correct and complete in all material respects and does not contain any untrue statements of material fact or omit to state a material fact necessary to make the information supplied to us not misleading. We have not made nor have we been provided with an independent valuation or appraisal of any of the properties, technologies, assets or liabilities (contingent or otherwise) of TCSI. Any inaccuracies in or omissions from the information on which we relied could materially affect our Opinion. Furthermore, we have assumed that there has been no material change in the assets, financial condition, business, or prospects of TCSI since the date of the most recent financial statements made available to us.

In rendering this Opinion, we have assumed that the Transaction occurs on terms that are described in Agreement and Plan of Merger. It should be recognized that we are not making any recommendation as to whether the shareholders of the Company should vote in favor of the Transaction or any other matter.

Any summary of, or reference to, the Opinion, any verbal presentation with respect thereto, or other references to Duff & Phelps in connection with the Transaction, will in each instance be subject to Duff & Phelps' prior review and written approval (which shall not be unreasonably withheld). The Opinion will not be included in, summarized or referred to in any manner in any materials distributed to the public or the security holders of the Company, or filed with or submitted to any governmental agency, without Duff & Phelps' express, prior written consent (which shall not be unreasonably withheld).

The Opinion is delivered subject to the conditions, scope of engagement, limitations and understandings set forth in the Opinion and our engagement letter, and subject to the understanding that the obligations of Duff & Phelps in the Transaction are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Duff & Phelps shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

CONCLUSION

Based on our analysis and relying upon the accuracy and completeness of all information provided to us, it is our opinion that, as of this date, the terms of the Transaction are fair to the holders of the common stock of TCSI from a financial point of view.

Respectfully submitted,

DUFF &PHELPS, LLC

ANNEX B

TCSI CORPORATION
1080 Marina Village Parkway
Alameda, California 94501

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

Background Information

        This Information Statement (the "Information Statement") is being mailed on or about November 19, 2002, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of TCSI Corporation, a Nevada corporation ("TCSI"), relating to the cash tender offer being made by Rocket Software, Inc., a Delaware corporation ("Rocket"), and Rocket Acquisition Sub, Inc., a Nevada corporation and wholly owned subsidiary of Rocket ("Purchaser").

        You are receiving this Information Statement in connection with the possible appointment of persons designated by Rocket to a majority of seats on the Board of Directors of TCSI (the "Board"). There will be no vote or other action by TCSI stockholders in connection with this Information Statement. Voting proxies regarding shares of TCSI Common Stock (as defined below) are not being solicited from any stockholder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

        On November 12, 2002, TCSI, Rocket and Purchaser, entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer to purchase all of the outstanding shares (the "Shares") of common stock, par value $0.10 per share, of TCSI (the "TCSI Common Stock"), for $0.52 per Share, net to the seller in cash (the "Offer Price") upon the terms and subject to the conditions set forth in the Merger Agreement and more fully described in the Offer to Purchase, dated November 19, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and Letter of Transmittal, collectively constitute the "Offer"). The Offer is described in Purchaser's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission ("SEC") on November 19, 2002 (as amended or supplemented from time to time, the "Schedule TO").

        Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to TCSI stockholders and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. The Merger Agreement also provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the provisions of the Nevada General Corporation Law (the "NGCL"), the Purchaser will be merged with and into TCSI (the "Merger"), with TCSI surviving as a wholly owned subsidiary of Rocket. At the effective time of the Merger (the "Effective Time"), each outstanding share of TCSI Common Stock (other than shares owned by Rocket, Purchaser, TCSI or any wholly owned subsidiary of Rocket, Purchaser or TCSI, or by stockholders, if any, who are entitled to and properly exercise appraisal rights under the NGCL) will be converted into the right to receive the Offer Price in cash, without interest thereon.

        The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Annex B, which was filed by TCSI with the SEC on November 19, 2002, and which is being mailed to stockholders of TCSI along with this Information Statement.

        The Merger Agreement requires Purchaser's designees to be appointed to the Board under certain circumstances described below.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

        Purchaser commenced the Offer on November 19, 2002. The Offer and withdrawal rights are currently scheduled to expire at 12:00 midnight, Boston time, on December 18, 2002, unless Purchaser extends it in accordance with the terms of the Offer.

        The information contained in this Information Statement concerning Rocket and the Rocket Designees (as defined below) has been furnished to TCSI by Rocket, and TCSI assumes no responsibility for the accuracy or completeness of any such information.

The Rocket Designees to the Board

        The Merger Agreement provides that, effective upon Purchaser's initial acceptance for payment of such number of shares of TCSI Common Stock as shall constitute satisfaction of the Minimum Condition or the Revised Minimum Number (as each of these terms is defined in the Merger Agreement), as the case may be (the "Post-Acceptance Board"), and subject to compliance with Section 14(f) of the Exchange Act, Purchaser shall be entitled at its option, to designate the number of directors rounded up to the next whole number, equal to the product of the total number of available seats on the Post-Acceptance Board (giving effect to the election of any additional directors, the resignation of any existing directors and/or the increase in the size of the Board) multiplied by a fraction, the numerator of which is the number of Shares beneficially held by Rocket and Purchaser and the denominator of which is the total number of then outstanding shares of TCSI Common Stock (the "Rocket Designees"). The Merger Agreement further provides that TCSI must take all action necessary to cause the Rocket Designees to be elected or appointed to the Board, including, if necessary, either increasing the size of the Board or securing the resignations of then-incumbent directors. Furthermore, TCSI must take all action necessary to cause the Rocket Designees to constitute substantially the same percentage (rounding up where appropriate) as is on the Board on (i) each committee of the Board, (ii) each board of directors of each subsidiary of TCSI and (iii) each committee of each such board of directors of each subsidiary of TCSI. The Merger Agreement requires that at all times until the Effective Time, the Post-Acceptance Board will cause at least two of the members of the Post-Acceptance Board to be individuals who were directors of TCSI on the effective date of the Merger Agreement (the "Continuing Directors"), provided, however, (i) if the number of Continuing Directors shall be reduced below two for any reason whatsoever, the remaining Continuing Director shall designate a person to fill such vacancy or vacancies, each of whom shall be deemed to be a Continuing Director or (ii) if no Continuing Directors then remain, the other directors shall designate two persons to fill such vacancies who shall not be officers or affiliates of TCSI or officers or affiliates of Rocket or any of its subsidiaries. Notwithstanding anything in the Merger Agreement to the contrary, subsequent to the election or appointment of the Rocket Designees to the Board and prior to the Effective Time, under the terms of the Merger Agreement, the approval of a majority of the Continuing Directors will be required to (i) amend or waive any term or condition of the Merger Agreement or TCSI's articles of incorporation or TCSI's bylaws, (ii) terminate the Merger Agreement, (iii) extend the time for the performance of any of the obligations or other acts of Rocket or Purchaser or (iv) waive or assert any of TCSI's rights under the Merger Agreement or otherwise consent or act with respect to the Merger Agreement or the Offer.

        The Rocket Designees will be selected by Rocket from among the individuals listed below, each of whom has consented to serve as a director of TCSI if appointed or elected. None of the Rocket Designees currently is a director of, or holds any positions with, TCSI. Rocket has advised TCSI that, to the best of its knowledge, none of the Rocket Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of TCSI nor has any such person been involved in any transaction with TCSI or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Rocket, Purchaser and TCSI that have been described in the Schedule TO or the Schedule 14D-9. The name, age, present principal occupation and employment history of each of the potential Rocket Designees are set forth below. The current business address for each individual listed below is 2 Apple Hill Drive, Natick, Massachusetts 01760.

        Johan Magnusson.    Age 43. Mr. Magnusson has served as the Chief Operating Officer of Rocket since January 1999 and has served as a member of the board of directors of Rocket since 1990. From February 1998 to present, Mr. Magnusson has been a member partner of a private investment limited partnership, Fallen Angel Equity Fund. From January 1994 to December 1996, Mr. Magnusson was a partner with the Vitol Group of Companies, a privately held Swiss commodities trading partnership. Mr. Magnusson is a citizen of Sweden.

        Andrew Youniss.    Age 40. Mr. Youniss is the President and Chief Executive Officer a member of the board of directors of Rocket and has served in those capacities since 1990. Prior to founding Rocket, he was the Development Manager for DB View, Inc., a software company specializing in DB2 database utilities.

        Matthew Kelley.    Age 36. Mr. Kelley joined Rocket shortly after its founding in 1990 and has been responsible for software development for its business intelligence products. He served as the Chief Technology Officer of Rocket from January 1996 to March 2000. From March through December of 2000, Mr. Kelley was Vice President, Research and Development of Peritus Software Services Inc. Mr. Kelley returned to Rocket on January 1, 2001 and serves as its Chief Technology Officer. Prior to 1990, Mr. Kelley worked in software development for Bolt, Beranek and Newman, a network software company.

Certain Information Concerning TCSI

        The TCSI Common Stock is the only class of equity securities of TCSI outstanding that is entitled to vote at a meeting of the stockholders of TCSI. Each share of TCSI Common Stock is entitled to one vote. As of the close of business November 18, 2002, there were 20,555,248 shares of TCSI Common Stock issued and outstanding and Rocket beneficially owned 100,000 of such shares.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth information regarding beneficial ownership of outstanding shares of TCSI Common Stock, as of November 18, 2002, except as otherwise indicated, by: (1) each person or group that beneficially owns more than 5% of the outstanding Shares; (2) the chief executive officer and each of TCSI's four most highly compensated executive officers other than the chief executive officer for the year ended December 31, 2001; (3) each of TCSI's directors; and (4) all executive officers and directors as a group. The Shares shown as beneficially owned by all directors and executive officers as a group include Shares beneficially owned by persons who joined TCSI or otherwise became executive officers or directors during fiscal 2001 (the fiscal year ending December 31, 2001). Unless otherwise noted, the listed persons have sole voting and dispositive powers with respect to the shares shown as beneficially owned, subject to community property laws where applicable. Unless otherwise noted, the address for each listed stockholder is c/o TCSI Corporation, 1080 Marina Village Parkway, Alameda, California 94501.

Amount and Nature of Certain
Beneficial Owners and Management

Title of Class	Name and Address of Beneficial Owner 5% Stockholders	Ownership	Percent of Class(1)
Common Stock	State of Wisconsin Investment Board(2) P.O. Box 7842 121 East Wilson Street Madison, Wisconsin 53707	3,134,600	15.2%
Common Stock	Newcastle Partners, L.P.(3) 200 Crescent Court Suite 670 Dallas, Texas 75201	2,631,334	12.8
Named Executive Officers and Directors
Common Stock	Kenneth E. Elmer(4)	216,517	*
Common Stock	Norman E. Friedmann, Ph.D.(4)	56,091	*
Common Stock	Garrett A. Garrettson, Ph.D.(4)	10,703	*
Common Stock	Donald Green(4)	42,089	*
Common Stock	Philip C. McKinney(4)	10,703	*
Common Stock	Russell L. Skibsted(4)(5)	2,500	*
Common Stock	Peter R. Buckner(4)	338,877	*
Common Stock	James S. Storey, Ph.D.(4)	274,871	*
Common Stock	Yasushi Furukawa(6)	15,000	*
Common Stock	All directors and named executive officers as a group (8 persons)(7)	952,351	4.6

(1)
Percentage of Class and beneficial ownership as determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of November 18, 2002 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. Percentage ownership is based on 20,555,248 shares as of November 18, 2002.
(2)
Based on information disclosed in Amendment No. 4 to that certain Schedule 13G, dated February 15, 2002, filed by the State of Wisconsin Investment Board.
(3)
Based on information disclosed in Amendment No. 3 to that certain Schedule 13D, dated October 16, 2002, filed by Newcastle Partners, L.P., a Texas limited partnership ("Newcastle"), Newcastle Capital Management, L.P., a Texas limited partnership and general partner of Newcastle ("NCM"), and Newcastle Capital Group, L.L.C., a Texas limited liability company and general partner of NCM.
(4)
Includes shares issuable upon exercise of options to purchase the Company's Common Stock under the Company's stock option plans that are exercisable within 60 days of November 18, 2002.
(5)
Mr. Skibsted resigned as a director effective August 13, 2002.
(6)
Mr. Furukawa resigned as President and Chief Executive Officer on October 22, 2001. The shares represented are based on a Form 3 Mr. Furukawa filed with the SEC on November 15, 2000 and to the best of the Company's knowledge reflect his holdings as of November 18, 2002.
(7)
Does not include shares held by Mr. Furukawa.

Directors and Executive Officers

Directors

Name	Age	Title	Director Since
Kenneth E. Elmer	50	Director, President, Chief Executive Officer and Chief Financial Officer	2001
Norman E. Friedmann, Ph.D.	73	Director	1998
Garrett A. Garrettson, Ph.D.	59	Director	2001
Donald Green	71	Director	1998
Philip C. McKinney	42	Director	2001

        Kenneth E. Elmer became a member of the Board in October 2001. He joined TCSI in March 2001 as the Chief Financial Officer, Secretary and Treasurer. In October 2001, he became the Acting President and Acting Chief Executive Officer, and in April 2002 he became the President and Chief Executive Officer. Prior to joining TCSI, Mr. Elmer was the Vice President of Finance and Administration at Xpede, Inc., which he joined in 1999. From 1998 to 1999, Mr. Elmer was Vice President, Chief Financial Officer at The MapFactory and from 1997 to 1998, Mr. Elmer held the position of Schwab Institutional Senior Vice President—Finance and Administration at The Charles Schwab Corporation. From 1994 to 1997, Mr. Elmer was the Chief Financial Officer at Pacific Bell Mobile Services. Mr. Elmer holds a Bachelor of Business Administration degree in Accounting from the University of North Texas.

        Norman E. Friedmann, Ph.D.    became a member of the Board in February 1998. In December 1999, he was appointed interim President and Chief Executive Officer of the Company and served in that capacity until August 2000. Dr. Friedmann currently manages Friedmann Enterprises, and previously served as Executive Vice President and Chief Operating Officer of Herbalife International, Inc. from 1992 until 1995. Dr. Friedmann founded and managed Friedmann Enterprises from 1990 to 1992, he served as President, Chief Executive Officer, and member of the board of directors of Daisy Systems from 1987 to 1989, and he also founded and served as President and Chief Executive Officer and Chairman of the board of directors of Cordura Corporation from 1965 to 1987.

        Garrett A. Garrettson, Ph.D.    became a member of the Board in August 2001. In November 2001, Dr. Garrettson joined ClairVoyante Laboratories Inc. as its President and Chief Executive Officer. Dr. Garrettson joined Spectrian Corporation in April 1996 as President & CEO and is currently its Chairman of the board of directors. Prior to that, Dr. Garrettson was President and CEO at Censtor Corporation. From 1990 to 1993, Dr. Garrettson was Vice President of strategic marketing and technology for Seagate Technology. From 1986 to 1990, he held several Vice President positions in Control Data's Disk Storage Business Unit. From 1973 to 1986, Dr. Garrettson worked at Hewlett-Packard managing teams that developed technology for both the ink jet and laser printers. Prior to coming to Hewlett-Packard he was an assistant professor of Physics at the Naval Postgraduate School. He was educated in Physics and Engineering at Stanford University, receiving his Ph.D. in 1969.

        Donald Green    became a member of the Board in August 1998. Mr. Green is the former Chairman of the board of directors and Co-Founder of Advanced Fibre Communications ("AFC"). From May 1992 to June 1997, Mr. Green was the President and Chief Executive Officer of AFC. Mr. Green founded Optilink Corporation in 1987, where he was President and Chief Executive Officer until its acquisition by DSC Communications Corporation ("DSC") in 1990. Following the acquisition, Mr. Green became Vice President and General Manager of the Access Products division of DSC.

Mr. Green is also a member of the board of directors for Cosine Communications, Inc., Turin Networks, Cierra Photonics, Network Photonics and Nextnet.

        Philip C. McKinney    became a member of the Board in August 2001. Mr. McKinney is the Managing Director for Hewlett-Packard's Services Division. In this role, Mr. McKinney oversees the global consulting, integration, managed services and support organization for some of HP's largest accounts in the communication, media and entertainment industries. Prior to joining Hewlett-Packard, Mr. McKinney was the Managing Partner with Techtrend Group, a management-consulting firm comprised of former C-level executives from prominent companies. Prior to joining Techtrend, he was engaged in the day-to-day challenges of business as the Senior Vice President and founding CIO for Teligent where he led the IT strategy development and infrastructure build. Prior to joining Teligent, Mr. McKinney was responsible for the Communication Industry Consulting Practice at Computer Sciences Corporation where he oversaw consulting engagements worldwide covering a wide range of communication and computing technologies.

Officers

Name	Age	Title	Position Since
Kenneth E. Elmer	50	President, Chief Executive Officer and Chief Financial Officer	2002
James S. Storey Ph.D.	42	Co-Chief Technology Officer	2001
Peter R. Buckner	43	Co-Chief Technology Officer	2000

Meetings of the Board

        The Board held eighteen meetings (thirteen of which were special telephonic meetings) during 2001. Each incumbent director attended more than seventy-five percent of all meetings of the Board and of the committees of the Board on which he served during 2001.

Board Compensation

        The Company's non-employee directors each receive an annual retainer of $10,000, paid in quarterly amounts of $2,500, a fee of $1,000 for each Board meeting attended and a fee of $1,000 for each committee meeting (for which they are a committee member) attended. If a non-employee director attends a Board meeting and a committee meeting (for which they are a committee member) on the same day, they receive one fee of $1,000. However, if a Board or committee meeting lasts less than four hours, then each attending director or committee member receives $250 per hour.

        In addition, each non-employee director receives an initial option grant to purchase 20,000 shares of Common Stock upon appointment or election to the Board and annually receives an option to purchase 5,000 shares of Common Stock on the anniversary date of the initial award pursuant to the 1994 Outside Directors Stock Option Plan. These grants vest monthly over a three-year period, beginning on the last day of the month in which they were awarded. All directors are reimbursed for expenses incurred in connection with attending Board and committee meetings.

Committees of the Board

        Among the standing committees of the Board are the Compensation Committee ("Compensation Committee"), the Audit Committee ("Audit Committee") and the Nominating Committee ("Nominating Committee").

        The Compensation Committee is currently comprised of two non-employee directors: Norman E. Friedmann, Ph.D. and Philip C. McKinney. Dr. Friedmann has submitted written notice to the Board that he will resign from service on the Board and any committee thereof, including the Compensation Committee, when his successor has been duly elected or appointed. The Compensation Committee is responsible for establishing and reviewing annually the compensation levels of executive officers of the Company and reviewing recommendations made by Company management concerning salaries and incentive compensation for employees of the Company. The Compensation Committee met twice in 2001.

        The Nominating Committee is currently comprised of Garrett A. Garrettson Ph.D. and Donald Green. The Nominating Committee is responsible for reviewing and nominating candidates for election to the Board. The Nominating Committee is responsible for recommending to the Board the nominees for election to the Board, other than the Nominating Committee. Among other things, the Nominating Committee is also responsible for recommending to the Board, prior to each of the Company's annual stockholders' meetings, and otherwise from time to time, as deemed necessary by the Nominating Committee: (1) the appropriate size, composition and committee structure of the Board; (2) a proxy statement and form of proxy; and (3) plans for the annual stockholders' meeting. In the event of any vacancy on the Board, the Nominating Committee may recommend to the Board a nominee to fill such vacancy. The Nominating Committee will consider nominees recommended by the Company's stockholders; no special procedure needs to be followed by stockholders submitting such recommendations. The Nominating Committee did not meet during the year ended December 31, 2001.

        The Audit Committee, which held two meetings during the year ended December 31, 2001, has the primary responsibility of reviewing the results and scope of the audit and other services provided by the Company's independent accountants and recommending the appointment of the Company's independent accountants to the Board. Its current members are Garrett A. Garrettson, Ph.D. and Donald Green. Russell Skibsted served as the third member of the Audit Committee until August 13, 2002, when he resigned from his position on the Board. The Audit Committee is governed by a formal written charter. A copy of the Audit Committee Charter was filed as Exhibit A to the Company's proxy statement delivered in connection with its 2001 Annual Meeting of stockholders. In accordance with the requirements of Item 306 of Regulation S-K and Item 7 (d) (3) of Schedule 14A, the following is the Report of the Audit Committee:

Audit Committee Report

        The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2001 filed with the SEC on April 1, 2002 (the "Annual Report") and discussed them with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

        The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent auditors the auditors' independence from management and the Company including the matters in the written disclosures and the letter received from Ernst & Young LLP required by the Independence Standards Board Standards No. 1.

        The Audit Committee discussed with the Company's independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Audit Committee held two meetings with the independent auditors during fiscal 2001.

        In reliance on the reviews and discussion referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited consolidated financial statements be included in the Annual Report. The Audit Committee and the Board have also recommended, subject to stockholder approval, the selection of the Company's independent auditors.

                      Audit Committee
                      Garrett A. Garrettson, Ph.D.
                      Donald Green
                      Russell L. Skibsted

Executive Compensation

        The following table sets forth certain information regarding compensation during fiscal years ended December 31, 2001, 2000 and 1999 paid to the Company's Chief Executive Officer and the Company's other most highly compensated executive officers (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation				Long Term Compensation	All Other Compensation
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)		Other Annual Compensation ($)	Securities Underlying Options (#)	($)
Kenneth E. Elmer(2) President, Chief Executive Officer, Chief Financial Officer	2001	141,732	10,000	(3)	—	350,000	—
Peter R. Buckner Co-Chief Technology Officer	2001 2000 1999	185,365 184,417 148,750	—		—	215,000 50,000 31,000	—
James S. Storey, Ph.D.(4) Co-Chief Technology Officer	2001 2000 1999	185,250 167,250 152,858	6,231 155 77	(5)	—	215,000 12,500 31,000	7,500	(6)
Yasushi Furukawa(7) Former President and Chief Executive Officer	2001 2000 1999	206,933 105,505	125,000 156,000		63,267 19,500	50,000 750,000	250,000	(8)
Ira B. Rotenberg(9) Former Chief Solutions Officer	2001 2000 1999	166,555 188,458 153,000	—		—	65,000 60,000 26,750	157,689 10,660	(10) (11)

(1)
"Salary" includes contributions made by the Company s on behalf of the Company's Named Executive Officers to the Company's Profit Sharing/401(k) plan.

(2)
Mr. Elmer joined the Company on March 12, 2001 as its Chief Financial Officer, Secretary and Treasurer. He assumed the additional responsibilities of Acting President and Acting Chief Executive Officer in October 2001. In April 2002, Mr. Elmer became the duly elected President and Chief Executive Officer.

(3)
This amount represents a signing bonus paid March 2001 upon being hired as Chief Financial Officer.

(4)
Dr. Storey joined the Company on November 10, 1986 and was appointed as an executive officer of the Company effective February 6, 2001.

(5)
This amount represents a payment made January 2001 under an employee bonus pool.

(6)
This amount represents commissions received.

(7)
Mr. Furukawa joined the Company on August 7, 2000 as President and Chief Executive Officer and as a member of the Board. Mr. Furukawa resigned as President, Chief Executive Officer and a Director effective October 22, 2001.

(8)
This amount represents severance paid or payable through November 2002 pursuant to Mr. Furukawa's Separation Agreement and Release.

(9)
Mr. Rotenberg joined the Company on July 22, 1991, and resigned his position as Chief Solutions Officer effective October 2, 2001. Mr. Rotenberg will continue to provide services to the Company through August 2002 under a Separation Agreement and Release dated October 2, 2001, and an Individual Associate Services Agreement dated November 1, 2001, as amended on October 22, 2002.

(10)
This amount represents $68,000 in commissions and $89,689 in severance paid in 2001 and 2002.

(11)
This amount represents non-taxable qualified moving expenses paid by the Company on behalf of Mr. Rotenberg.

Individual Option Grants to Executive Officers During Fiscal Year 2001

        The following table sets forth certain information with respect to stock option grants during fiscal year ended December 31, 2001 to the Company's Named Executive Officers.

Fiscal Year 2001 Option Grants

Name	Number of Securities Underlying Options/SARs Granted (#)		Percent of Total Options/ SARs Granted to Employees in Fiscal Year		of Exercise Base Price ($/S)		Expiration Date	Grant Date Present Value ($)(1)
Kenneth E. Elmer President, Chief Executive Officer, Chief Financial Officer	125,000 225,000		5.4 9.7	% %	$ $	1.06 0.56	03/12/07 12/14/05	121,044 110,228
Peter R. Buckner Co-Chief Technology Officer	65,000 150,000		2.8 6.5	% %	$ $	1.38 0.56	01/01/07 12/14/05	81,047 73,485
James S. Storey, Ph.D. Co-Chief Technology Officer	55,000 10,000 150,000		2.4 0.4 6.5	% % %	$ $ $	1.38 1.03 0.56	01/01/07 07/11/07 12/14/05	68,579 9,340 73,485
Yasushi Furukawa Former President and Chief Executive Officer	50,000	(2)	2.2%			$1.38	01/01/07	63,165
Ira B. Rotenberg Former Chief Solutions Officer	65,000	(3)	2.8%			$1.38	01/01/07	81,047

(1)
The hypothetical present values on the grant date were calculated under the Black-Scholes option pricing model, which is a mathematical formula used to value options traded on stock exchanges. The formula considers a number of assumptions in hypothesizing an option's present value. Assumptions used to value the options in this table include the underlying security's expected volatility rate of 1.50%, projected dividend yield of 0%, a risk-free interest rate of return of 3.87% and a projected time of exercise of approximately three years. The weighted average grant date fair value of options granted during 2001 was $1.12. The ultimate realizable value of an option will depend on the actual market value of the Common Stock on the date of exercise as compared to the exercise price of the option. Consequently, there is no assurance that the hypothetical present value of the stock options reflected in this table will be realized.

(2)
Due to Mr. Furukawa's resignation effective October 22, 2001, these unvested shares expired on his termination date.

(3)
Due to Mr. Rotenberg's resignation effective October 2, 2001, these unvested shares expired on his termination date.

Exercises of Stock Options

			Number of Securities Underlying Unexercised Options/SARs at December 31, 2001(1)		Value of Unexercised In-the-Money Options/SARs at December 31, 2001 ($)(2)
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Kenneth E. Elmer President Chief Executive Officer, Chief Financial Officer	—	—	0	350,000	0	171,000
Peter R. Buckner Co-Chief Technology Officer	—	—	113,834	220,916	0	114,000
James S. Storey, Ph.D. Co-Chief Technology Officer	—	—	84,975	212,583	0	114,000
Yasushi Furukawa Former President and Chief Executive Officer	—	—	287,500	—	—	—
Ira B. Rotenberg Former Chief Solutions Officer	—	—	—	—	—	—

(1)
No SAR's have been issued

(2)
The Nasdaq National Market System's closing price for the TCSI Common Stock at December 31, 2001 was $0.76 per share.

Report of Compensation Committee Concerning Executive Compensation

        The report of the Compensation Committee (the "Compensation Committee") shall not be deemed incorporated by reference by any general statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934 and shall not be otherwise deemed filed under such Acts.

        Before 2002, the Company's compensation program was reevaluated annually. Currently, the Company's compensation program is of a discretionary nature instead of being a set program, and is reevaluated as circumstances may dictate. All executives compensation awarded is at the discretion of the Board of Directors.

        The Compensation Committee recognizes that stock options and other rights and securities are considered a standard component of competitive compensation packages throughout the industry. As part of the Company's longer-term incentive compensation program, generally all employees, including executive officers, are eligible for awards under the Company's 2001 Stock Incentive Plan, which permits the grant of incentive stock options, non-qualified stock options, restricted stock, stock appreciation rights, dividend equivalent rights, performance shares and performance units (collectively, "Awards"). As the Awards provide value to the owner only when the price of the Company's stock increases above the grant or issuance price of the Awards, senior management attains the perspective of a stockholder with regard to the Company's financial position. Award grants are generally based on a median competitive grant level largely dependent on a threshold level of corporate performance verified from time to time against surveys provided by independent compensation consulting firms. Awards are generally granted or issued at a price equal to the closing price of the Company's Common Stock on the date of the grant. The Compensation Committee has the responsibility to recommend to the Board the grant or issue additional Awards during the year for individuals believed to have exhibited extraordinary performance during the year.

        Executives also participate in Company-wide employee benefit plans, including the Company's Profit Sharing/401(k) Plan. Benefits under these plans are not dependent upon individual performance.

        The Compensation Committee believes that executive compensation should not only be within competitive norms, but also be highly related to individual and corporate performance.

        The 2002 base salary of $200,000 for the Company's chief executive officer was established at a meeting of the Board of Directors held on April 15, 2002.

                      Compensation Committee
                      Norman E. Friedmann, Ph.D., Committee Chairman
                      Philip C. McKinney

Compensation Protection Agreements with Certain Officers.

        Under the terms of TCSI's current compensation protection agreements with Kenneth E. Elmer, the Company's President, Chief Executive Officer and Chief Financial Officer, Peter R. Buckner, the Company's Co-Chief Technology Officer, and James Storey, the Company's Co-Chief Technology Officer, each agreement executed as such Officer assumed such respective positions, consummation of the Offer will constitute a "change in control." The agreements provide that each of Messrs. Elmer, Buckner and Storey is entitled to receive his accrued compensation if his employment with the Company is terminated for any reason prior to or following a change in control. In addition, if his employment is terminated prior to a change in control, without "cause" or by the employee for "good reason," the employee is also entitled to severance pay equal to the greater of: (1) six months of the employee's base salary (including any deferred amounts) or (2) the payment designated for the employee under the severance policy in effect as of December, 2001. If his employment is terminated following a change in control, without "cause" or by the employee for "good reason," the employee is entitled to severance pay equal to nine months of the employee's base salary (including any deferred amounts), as well as one year of medical benefits equal to that provided to the employee prior to termination (such medical benefits subject to mitigation upon subsequent employment within one year of termination), provided that such termination occurs following a change in control. All accrued compensation and severance payments must be paid to the effected employee in a single lump sum cash payment within thirty days after termination. The agreement will continue in effect for at least six months following a change in control.

        For purposes of each of the agreements, a "change in control" is defined as (i) the acquisition of beneficial ownership of at least 40% of the combined voting power of the Company's outstanding securities, (ii) a change in the majority of the membership of the Company's incumbent Board, (iii) a merger, consolidation or reorganization involving the Company, (iv) a complete liquidation or dissolution of the Company, (v) the sale or other disposition of all or substantially all of the Company's assets, and (vi) any other event that at least two-thirds of the Company's incumbent Board determines to constitute a change in control. If a third party who subsequently effectuates a change in control directs the termination of the employee prior to such event, the employee will be treated as if terminated following a change in control.

        For purposes of each of the agreements, "cause" is defined as the termination of employment following the employee's conviction of a felony involving fraud or dishonesty. "cause" is also defined as the employee's termination evidenced by a resolution of two-thirds of the Board that the employee: (i) continually failed to perform his reasonably assigned duties (except if due to physical or mental illness or as a result of good reason), which failure continued for 10 days following written notice, or (ii) engaged in demonstrably and materially injurious conduct to the Company.

        For purposes of each of the agreements, "good reason" is defined as: (i) a material and adverse change in the employee's status or responsibilities or the assignment of materially inconsistent duties or responsibilities from those in effect within ninety days prior to or at any time following a change in control, (ii) the failure to pay compensation or benefits owed to the employee after five day's notice is given or a reduction in the level of employee's base salary in effect within ninety days prior to or at any time following a change in control, (iii) the employee's relocation outside a 50-mile radius from the employee's work or residence prior to the change in control without the employee's prior written consent, (iv) the insolvency or the filing of a petition for bankruptcy of the Company, which is not dismissed within sixty days, (v) any material breach by the Company of any provision of the agreement and (iv) the failure of the Company to obtain an agreement, satisfactory to the employee, from any successors and assigns to assume and agree to perform the agreement.

Compensation Committee Interlocks and Insider Participation

        The Compensation Committee currently consists of Dr. Norman Friedmann and Philip McKinney. Dr. Friedmann was the Company's Interim President and Chief Executive Officer from December 1999 until August 2000. Former company Director William Hasler served on the Compensation Committee during 2001 until his resignation in August 2001. Mr. McKinney was appointed to the Compensation Committee in September 2001. Neither Dr. Friedman nor Mr. McKinney are officers or employees of the Company, nor did they receive any additional compensation beyond the normal directors' fees paid to them for serving on the Board or any of its committees, nor did they have any other transactions with the Company in 2001. No interlocking relationship exists between any member of the Company's Compensation Committee and any member of any other company's board of directors or compensation committee.

Performance Graph

        The Comparison Stock Performance Graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act or under the Securities Exchange Act, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts. The following graph assumes $100 invested on December 31, 1996. The graph further assumes all dividends are reinvested. The comparison indices utilized are the Nasdaq CRSP Total Return Index for The Nasdaq Stock Market, U.S. companies (the "Nasdaq Market Index") and the Nasdaq CRSP Total Return Index for Computer & Data Processing Services, SIC 737 (the "Peer Group"). Historic stock price performance should not be considered indicative of future stock price performance.

Certain Transactions

        See the section entitled "Compensation Protection Agreements with Certain Officers," above.

QuickLinks

Comparable Company Analysis Valuation Multiple Indications Enterprise Value as Multiple of LTM Revenue
SIGNATURE
TCSI CORPORATION 1080 Marina Village Parkway Alameda, California 94501
Amount and Nature of Certain Beneficial Owners and Management
Executive Compensation
Summary Compensation Table
Fiscal Year 2001 Option Grants